UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33854 / April 24, 2020

In the Matter of

DAXOR CORPORATION
350 Fifth Avenue, Suite 4740
New York, NY 10118

(812-15043)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(d) AND 23(a) AND (b) OF THE ACT,
PURSUANT TO SECTION 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM
SECTION 23(c) OF THE ACT, AND PURSUANT TO RULE 17d-1 UNDER THE ACT TO
PERMIT CERTAIN JOINT TRANSACTIONS

Daxor Corporation (the "Applicant") filed an application on June 24, 2019, and amendments to
the application on October 17, 2019 and January 21, 2020, requesting an order under section 6(c)
of the Investment Company Act of 1940 (the "Act") granting an exemption from sections 18(d)
and 23(a) and (b) of the Act, pursuant to Section 23(c)(3) of the Act granting an exemption from
Section 23(c) of the Act, and pursuant to Rule 17d-1 under the Act to permit certain joint
transactions. The order permits the Applicant, subject to shareholder approval, to adopt an
incentive compensation plan.

On March 13, 2020, a notice of the filing of the application was issued (Investment Company
Act Release No. 33816). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the relief requested pursuant to section 23(c)(3) will be consistent with the
protection of investors and will ensure that the Applicant does not unfairly discriminate against
any holders of the class or classes of securities to be purchased.

Accordingly, in the matter of Daxor Corporation (File No. 812-15043),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(d) and 23(a) and (b) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from section 23(c) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the Applicant's proposed incentive compensation plan is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        J. Matthew DeLesDernier
                                        Assistant Secretary